UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 8, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

Change to the UBS Board of Directors

Zurich 08 Dec 2017, 07:00 Price Sensitive Information Investor Releases Media Releases Americas Media Releases Global Media Releases Switzerland Media Releases APAC Media Releases EMEA

Jeremy Anderson to be nominated for election to the UBS Board of Directors at the forthcoming Annual General Meeting.

Zurich, 08 December 2017 – The UBS Board of Directors announced today that it will nominate Jeremy Anderson for election to the Board of UBS Group AG at the Annual General Meeting of Shareholders on 3 May 2018 and for election to the Board of UBS AG.

Mr. Anderson was the Chairman of KPMG’s Global Financial Services Practice from 2010 until November 2017. He has spent over 30 years working with the banking and insurance industry in an advisory capacity, covering a broad range of topics, including strategy, audit and risk management, technology and operational transformation, mergers and bank restructuring. Mr. Anderson was appointed to lead KPMG’s UK Financial Services Practice in 2004, taking European leadership responsibilities in 2006 and global leadership in 2010. Prior to that he served as a member of Atos Origin’s Group Management Board and as head of its UK operations after Atos acquired KPMG Consulting UK in 2002. Mr. Anderson led KPMG’s UK Consulting business as CEO from 1999 to 2002, having previously been a partner in its Financial Services Business.

Throughout his career he has focused on technology developments in the financial services sector, working on the modernization of banking systems and operations, and sponsoring the KPMG Global Fintech Network.

UBS Chairman Axel Weber commented: “On behalf of the Board of Directors, I am pleased to announce our intention to nominate Jeremy Anderson for election to the Board. Jeremy draws from an excellent global network and decades of financial services experience and a deep expertise in audit, risk and regulatory topics, all of which will further strengthen the Board’s composition.”

Mr. Anderson holds a BSc in economics from University College London. He is a UK citizen. Currently, he is a trustee of the UK’s Productivity Leadership Group. He was previously a Commissioner of the UK Commission for Employment and Skills and a Chairman of the UK National Employment Panel.

UBS Group AG and UBS AG

Investor contact

Switzerland:           +41-44-234 41 00

Media contact

Switzerland:           +41-44-234 85 00

UK:                          +44-207-567 47 14

Americas:               +1-212-882 58 57

APAC:                     +852-297-1 82 00

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

Date:  December 8, 2017